                      GFS BANCORP, INC.
                    (Holding company for
                Grinnell Federal Savings Bank)


PRESS RELEASE
For Release:  October 17, 1997
For Further Information Contact:    Steven L. Opsal
                                    GFS Bancorp, Inc.
                                    1025 Main Street, P.O. Box
30
                                    Grinnell, Iowa  50112
                                    (515) 236-3121

                GFS BANCORP, INC. TO MERGE WITH
            FIRST FEDERAL SAVINGS BANK OF SIOUXLAND

Sioux City, Iowa, October 17, 1997 -- First Federal Savings Bank of Siouxland (NASDAQ: FFSX) and GFS Bancorp, Inc. (NASDAQ:
GFSB), Grinnell, Iowa, jointly announced today that they have signed a definitive agreement for First Federal to acquire GFS Bancorp, Inc. and its subsidiary, Grinnell Federal Savings Bank, for a total consideration of approximately $19.2 million. The agreement has been approved by the boards of directors of both companies and is subject to the approval of GFS Bancorp's stockholders and appropriate regulatory agencies. The acquisition is expected to close during the second quarter of 1998. Grinnell Federal had total assets of $92.1 million as of June 30, 1997.

Barry Backhaus, President and Chief Executive Officer of First Federal, stated "I am excited about Grinnell Federal joining the First Federal family. We are looking forward to the opportunity to work with the Grinnell Federal staff who will continue to operate as the Grinnell Federal Savings Bank, a division of First Federal." The acquisition of GFS will provide First Federal with its first market presence in east-central Iowa.

Steven Opsal, President and Chief Executive Officer of GFS Bancorp, Inc. and Grinnell Federal Savings Bank, who will remain in Grinnell as President and Chief Executive Officer of the Grinnell Division, stated "I am pleased that Grinnell Federal and First Federal have agreed to join forces. We both possess the same high quality standards with respect to customer and community service. First Federal will provide additional services to the Grinnell community.

The agreement to acquire GFS Bancorp, Inc. is structured on a purchase accounting basis and provides that First Federal will acquire all the outstanding common stock of GFS Bancorp for $17.65 per share in cash. The acquisition is expected to be immediately accretive to First Federal's earnings per share.

First Federal, headquartered in Sioux City, Iowa, had total assets of $468.6 million as of June 30, 1997, and operates thirteen offices in northwest Iowa.